ALTERNATIVE EXECUTION GROUP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Alternative Execution Group
Index to the Financial Statements
December 31, 2020

Table of Contents

BFBorgers CPA PC
Certified Public Accountants
www.bfbcpa.us

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Alternative Execution Group

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alternative Execution Group (the "Company") as of December 31, 2020, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

B F Borgers CPA PC

Certified Public Accountants

We have served as the Company's auditor since 2015

Lakewood, CO
March 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69279

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alternative Execution Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Taylors Lane
(No. and Street)

Mamaroneck	NY	10543
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Alter (914) 419-9272
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BS Borgers, CPA PC
(Name – *if individual, state last, first, middle name*)

5400 West Cedar Ave	Lakewood	CO	80226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Alter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alternative Execution Group, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DocuSigned by:
Richard Alter
D51D17AF9858492...
Signature

Owner
Title

"Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in light of COVID-19 concerns and the difficulties arising from COVID-19, Alternative Execution Group is making this filing without a notarization."

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alternative Execution Group
Statement of Financial Condition
Year Ended December 31, 2020

ASSETS	
Cash	$ 1,918,399
Due from broker-dealers and clearing firm	2,330,205
Clearing deposit	376,408
Securities owned, at fair value	719,699
Other assets	100,000
TOTAL ASSETS	$ 5,444,711

LIABILITIES AND MEMBERS EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 602,689
Due to member	44,121
Securities sold, not yet purchased, at fair value	535,214
Operating lease liability	4,216
PPP Loan Payable	74,734
Non-customer payable	250,000
TOTAL LIABILITIES	1,510,974
MEMBERS EQUITY	3,933,737
TOTAL LIABILITIES AND MEMBERS EQUITY	$ 5,444,711

See notes to financial statements.

Note 1. Summary of Significant Accounting Policies

Description of Business

Alternative Execution Group (the "Company") became a registered securities broker-dealer on December 4, 2013 with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), Securities Investors Protection Corporation ("SIPC"), and New York Stock Exchange Archipelago Exchange ("NYSE Arca").

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing organization on a fully disclosed basis. The company's agreement with its clearing firm provides that as clearing organization, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing organization pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). The clearing organization also prepares and distributes customer's confirmation and statements, as well as performing maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the company is a member.

The Company's primary revenue streams derive from principal trading and market making services in over-the-counter equity securities to other broker-dealers as well as trading execution services to institutional investors and high net worth individuals. The Company maintains markets in over-the-counter equities, including but not limited to National Association of Securities Dealers Automated Quotations ("NASDAQ") and non-NASDAQ securities. The Company also earns commissions from executing client transactions.

Basis of Presentation and Use of Estimates

The preparation of financial statements in accordance with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions in determining reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Securities transactions and related spread and commission revenues are recorded on a trade date basis, since that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and returns of ownership have been transferred. Realized and unrealized trading gains and losses are reported in the statement of operations.

Cash and Cash Equivalents

The Company maintains a checking and savings account at the same institution. The Company also maintains an account at a bank custodian. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts at these institutions may, at times, exceed the federally insured limits. Cash deposited with a single brokerage institution are insured up to $500,000 by the Securities Investors Protection Corporation ("SIPC"). The Company has not experienced any losses in these accounts.

Due from broker-dealers and clearing firm

At December 31, 2020, the amount due from broker-dealers and clearing firm represents both cash maintained in a segregated account in the name of the Company as well as trading income receivable at the clearing organization, Apex Clearing Corporation. The balance also includes cash maintained at another broker-dealer.

Note 1. Summary of Significant Accounting Policies (continued)

Clearing Firm Deposit
The Company is required to maintain a deposit of $250,000 under the terms of its fully disclosed clearing agreement with Apex Clearing Corporation.

Access Fees
The Company records access fee revenues net of related charges on an accrual basis.

Income Taxes
The Company is organized as a New York Limited Liability Company ("LLC") and is considered a disregarded entity for income tax purposes. As such, the Company does not file a federal or state income tax return, and any income taxes due from the Company are filed with the member's personal tax return.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Note 2. Fair Value Measurements

Fair Value
Generally accepted accounting principles ("GAAP") establishes a frame work for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Quoted prices in an active market for identical assets or liabilities;

Level 2: Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3: Assets and liabilities whose significant value drivers are unobservable, that reflect management's own assumptions.

Fair Value Hierarchy
The Company provides market making and trade execution services in liquid, over-the-counter equity securities that have a ready market.

Note 2. Fair Value Measurements (continued)

Fair Value Hierarchy (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Equity Securities	$ 719,699	$ 719,699	$ -	$ -
	$ 719,699	$ 719,699	$ -	$ -
Liabilities				
Equity Securities	$ 535,214	$ 535,214	$ -	$ -
	$ 535,214	$ 535,214	$ -	$ -

Note 3. Related Party Transactions

The Company is jointly and equally owned by two individuals. The Due to Member, included as part of liabilities, represents a payable of $44,121 to an owner of the Company. The balance decreased by $295 from December 2019, since the firm paid certain expenses on behalf of the owner. This payable arose when the Company received a payment on behalf of an owner from another firm.

In December of 2020 the Company borrowed approximately $6.8 million from its owners at a contractually agreed upon rate of 2% to fund the purchase of stock. This loan was fully repaid by the Company on December 29, 2020, along with interest of $134,000. The interest paid is reported as interest expense on the income statement included in this report.

Note 4. Other Assets

The balance represents the receivable amount outstanding at December 31, 2020, of $100,000, pertaining to the settlement of a complaint arising against a former client for breach of contract.

Note 5. Non-Customer Payables

The Company may require certain of its registered representatives to provide cash trading deposits based on trading activity as protection against any potential trading losses. At December 31, 2020, such deposits amounted to $250,000.

Note 6. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital, as defined. At December 31, 2020, the Company had net capital of $3,626,617, which exceeded requirements by $3,182,617. The ratio of aggregate indebtedness to net capital was .25 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii).

Note 7. Financial Instruments, Off-Balance Sheet Risks and Uncertainties

Beginning around March of 2020, the COVID-19 virus has been declared a global pandemic as it has continued to spread. Business continuity, including supply chains and consumer demand across a broad range of industries and countries, could be acutely impacted for an extended period of time as governments and their citizens take significant measures to mitigate the consequences of the pandemic. Management is diligently monitoring the situation and evaluating various options. No adjustments have been made to these financial statements as a result of this uncertainty.

In the normal course of business, the Company's activities through its clearing organization involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing organization. If the clearing organization should cease doing business, the Company's receivable from this clearing organization could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, receivables, prepaid expenses and other assets, accounts payable and accrued expenses, commissions and salaries payable and due to broker are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

Note 8. Leases

The Company recognizes and measures leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its estimated incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our estimated incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Effective December 31, 2020, the Company terminated its lease agreement for office space in Rye, NY, pending final payment of $4,216, which was paid on January 26, 2021. Consequently, as of December 31, 2020, the Company has no additional lease obligations.

Note 8. Leases (continued)

Amounts reported in the consolidated balance sheet as of December 31, 2020 were as follows:

Operating lease liabilities	$ 4,216

The components of lease cost for the year ended December 31, 2020, are as follows:

Operating lease cost	$ 72,625
Total lease cost	$ 72,625

Note 9. Litigation

On November 16, 2020, the Company executed a partial settlement agreement in the amount of approximately $385,000, which included damages, legal fees, arbitration fees, and interest, for a complaint against a former client for breach of contract seeking payment of fees for investment advisory services rendered. The performance arising from this settlement is included in other income in the statement of operations.

On January 29, 2021, the Company prevailed in the remanded arbitration and received an arbitration award of approximately $4.5 million which will likely be disputed by the defendant. The Company is unaware of any other pending or threatened litigation, claims, or assessments.

Note 10. Paycheck Protection Program Loan

On April 20, 2020, the Company was granted a loan from US Bank in the amount of $74,734, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the Coronavirus Aid, Relief, and Economic Security Act (the "Cares Act"), which was enacted March 27, 2020. The loan bears interest at a rate of 1% per annum and matures on April 16, 2022. Funds from the loan may only be used for payroll cost, cost used to continue group healthcare benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company intends to use the entire loan amount on qualifying expenses.

Note 11. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 and through March 31, 2021, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020.